Reed Smith LLP 599 Lexington Avenue New York, NY 10022-7650 +1 212 521 5400 Fax +1 212 521 5450 reedsmith.com

August 8, 2013

Mr. Mark P. Shuman

Branch Chief – Legal

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Net Element International, Inc.
Post-Effective Amendment No. 3 on Form S-3, filed April 26, 2013, to Registration Statement on Form S-4 (File No. 333-182076)

Dear Mr. Shuman:

On behalf of our client, Net Element International, Inc., a Delaware corporation (the “Company”), and in response to the comment of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated May 2, 2013 (the “Staff’s Letter”) regarding the Company’s above-referenced Post-Effective Amendment No. 3 on Form S-3 to Registration Statement on Form S-4 (File No. 333-182076) (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 26, 2013, we are filing on the EDGAR system a complete copy of Post-Effective Amendment No. 4 to the Registration Statement which includes our revised legal opinion as Exhibit 5.1.

Should you have any questions concerning any of the foregoing, please contact me by telephone at (212) 549-0378.

Sincerely, /s/ Yvan-Claude Pierre Yvan-Claude Pierre, Esq. Reed Smith LLP

cc:	Jonathan New
Net Element International, Inc.

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